Form C

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Cover Page

Name of issuer:

Livestock Laboratories & Biosciences Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

5/31/2023

Physical address of issuer:

200 Powder Mill Road
Wilmington, DE 19803

Website of issuer:

https://www.livestock-labs.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$750,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$289,039.00	$116,994.00
Cash & Cash Equivalents:	$163,802.00	$96,479.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$135,738.00	$2,924.00
Non-Current Liabilities:	$690,500.00	$425,500.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	($322.00)	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($225,769.00)	($295,385.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Livestock Laboratories & Biosciences Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Andrew Sayles	Chief Operating Officer	Livestock Laboratories & Biosciences Inc.	2024
Steen Ooi	Chief Executive Officer	Livestock Laboratories & Biosciences Inc.	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrew Sayles	Chief Operating Officer; Director	2024
Steen Ooi	CEO, Treasurer, Secretary, President	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Andrew Sayles	20%+
Steen Ooi	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

> Our entire business model is predicated on the successful development and commercialization of cultivated meat and other animal-derived products produced through cellular agriculture. This industry is in its infancy, and there can be no assurance that cultivated meat products will achieve meaningful commercial production, regulatory approval, or consumer acceptance. If the cultivated meat industry fails to develop as anticipated, experiences significant delays, or does not achieve widespread market adoption, there will be limited or no demand for our engineered cell lines.
> The commercial viability of cultivated meat depends on numerous factors outside our control, including technological breakthroughs in bioprocessing and scale-up, significant reductions in production costs to achieve price parity with conventional meat, regulatory approvals in key markets, consumer acceptance of novel food products, and the ability of cultivated meat companies to secure substantial capital to build production facilities. Many cultivated meat companies are themselves early-stage ventures that may fail or pivot away from this technology. If the cultivated meat industry does not mature and expand as we anticipate, our business will have no viable market, and your investment will likely be lost.

> We have incurred operating losses since our inception and expect to continue incurring losses for the foreseeable future as we invest in research and development, expand our product portfolio, pursue customer acquisition, and build our operational infrastructure. The development of biotechnology products requires substantial upfront investment with uncertain and delayed returns. We will need to generate significant revenue from licensing our cell lines before we can achieve profitability, and there can be no assurance that we will ever generate sufficient revenue to become profitable.
> Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our ability to achieve and maintain profitability depends on numerous factors, many of which are beyond our control, including the rate of adoption of cultivated meat products, our ability to attract and retain customers, pricing pressures, competition, and our ability to control costs. If we are unable to achieve and sustain profitability, the value of your investment may be significantly reduced or completely lost.

> Our cell line development work requires access to specialized biological materials, cell culture media, genetic engineering reagents, laboratory equipment, and other supplies. We depend on third-party suppliers for many of these critical inputs, and we may have limited alternative sources for certain specialized materials. Disruptions to our supply chain due to supplier financial difficulties, manufacturing problems, quality control issues, natural disasters, pandemics, geopolitical events, or logistical challenges could delay our research and development activities and our ability to deliver products to customers.
> Additionally, some of the biological materials we use, such as animal tissues for cell sourcing, may be subject to availability constraints, regulatory restrictions, or ethical considerations that could limit our access to necessary inputs. Price increases for key supplies could also increase our operating costs and reduce our profitability. If we experience significant supply chain disruptions or are unable to secure critical materials when needed, our operations could be materially impaired, and we may be unable to meet our commitments to customers.

> You are purchasing a Simple Agreement for Future Equity (SAFE), which is not a direct equity interest in the Company. A SAFE is a contractual right to receive equity in the future upon the occurrence of certain triggering events, such as a future priced equity financing or a liquidity event. There is no guarantee that a triggering event will occur, and if no such event occurs, your SAFE may never convert into equity, and you may never realize any return on your investment. The SAFE does not have a maturity date, does not accrue interest, and does not provide you with any voting rights or other rights of a stockholder unless and until it converts.
> The terms of the conversion, including the price at which your SAFE converts into equity, will depend on the terms of future financing rounds or liquidity events, which are uncertain and beyond your control. If the Company raises capital at a lower valuation than the valuation cap in your SAFE, or if the Company is acquired or undergoes a liquidity event at a low valuation, the value of the equity you receive upon conversion may be significantly less than your investment. Additionally, the Company may never complete a financing or liquidity event that triggers conversion, in which case you may never receive any equity or return on your investment.

> Our success depends heavily on the continued services and performance of our founders and key personnel. We currently have only two employees, and the loss of either individual would have a severe adverse effect on our operations, product development, customer relationships, and overall business prospects. Our employees possess specialized knowledge in cell biology, genetic engineering, and the cultivated meat industry that would be extremely difficult to replace. Given our small team size, there is no redundancy in critical functions, and the departure of a key employee could halt our operations entirely.
> We face intense competition for qualified personnel in the biotechnology and cellular agriculture sectors, and we may not be able to attract, integrate, or retain additional qualified personnel in the future. We do not maintain key person life insurance on any of our employees. If we lose the services of key personnel and are unable to find suitable replacements in a timely manner, or if we are unable to expand our team as needed to support our growth, our ability to develop products, serve customers, and execute our business plan will be materially impaired.

Cultivated meat and other cellular agriculture products are subject to regulatory oversight by government agencies, including the U.S. Food and Drug Administration (FDA) and the U.S. Department of Agriculture (USDA), as well as regulatory bodies in other countries. The regulatory framework for these novel products is still being developed, and there is significant uncertainty regarding the approval processes, safety standards, labeling requirements, and other regulations that will apply. Regulatory agencies may impose stringent requirements for pre-market approval, ongoing monitoring, facility inspections, and record-keeping that could be costly and time-consuming for companies using our cell lines.

Regulatory delays, unfavorable regulatory decisions, or the imposition of burdensome requirements could significantly slow the commercialization of cultivated meat products, reducing demand for our cell lines. Different countries may adopt divergent regulatory approaches, and some jurisdictions may prohibit or severely restrict cultivated meat products altogether. While we provide cell lines rather than finished food products, regulatory requirements imposed on our customers could affect the specifications, documentation, traceability, or other characteristics required of our products. If regulatory barriers prevent or significantly delay the commercialization of cultivated meat, our business will be materially and adversely affected.

The market for cell lines in the cultivated meat industry is competitive and evolving. We face competition from other specialized cell line development companies, academic research institutions, and contract research organizations that may offer similar products or services. Some of these competitors may have greater financial resources, more extensive research capabilities, established customer relationships, or more advanced technologies than we do. Additionally, larger biotechnology companies or well-funded cultivated meat producers may enter the cell line development space and compete directly with us.

More significantly, many of our potential customers—cultivated meat companies and other cellular agriculture ventures—may choose to develop their own proprietary cell lines internally rather than license our products. These companies may view cell line development as a core competency or competitive advantage that they wish to control directly. They may also be reluctant to depend on external suppliers for such a foundational component of their production process. If a substantial portion of our target market chooses in-house development over licensing third-party cell lines, our addressable market will be significantly reduced, limiting our growth potential and threatening the viability of our business.

An investment in the Company is highly speculative and involves a high degree of risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. The Company is an early-stage biotechnology venture operating in an emerging and unproven industry. There is no assurance that the Company will be able to develop commercially viable products, generate meaningful revenue, achieve profitability, or provide any return to investors. Many early-stage companies fail, and investors in such companies often lose their entire investment.

The value of your investment, if any, will depend on the Company's ability to execute its business plan, which is subject to numerous risks and uncertainties described in these risk factors. Even if the Company achieves some level of success, there is no guarantee that you will realize any return on your investment, as the Company may be acquired at a low valuation, may undergo dilutive financing rounds that reduce your ownership percentage, or may distribute proceeds in a manner that provides little or no value to SAFE holders. You should carefully consider your financial situation, risk tolerance, and investment objectives before investing, and you should be prepared for the possibility that you will lose all of the money you invest.

There is currently no public market for the Company's securities, and we do not expect one to develop in the foreseeable future. The securities offered in this Regulation Crowdfunding offering have not been registered under the Securities Act of 1933 or any state securities laws, and they are subject to significant restrictions on transfer. Under federal securities laws, you will not be able to resell your securities for at least one year after purchase, except in very limited circumstances, such as to the Company, to an accredited investor, or as part of a registered offering.

Even after the one-year holding period, there is no guarantee that you will be able to find a buyer for your securities or that any secondary market will develop. The Company is not obligated to register its securities or to facilitate any secondary market for trading. As a result, you should be prepared to hold your investment indefinitely and should not invest funds that you may need to access in the near or medium term. The lack of liquidity means that you may be unable to sell your securities even if you need the funds for an emergency or other purpose, and you may be unable to realize any value from your investment unless and until the Company is acquired, goes public, or otherwise provides a liquidity event for investors, which may never occur.

Livestock Laboratories & Biosciences Inc. was incorporated in May 2023 and has a very limited operating history upon which you can evaluate our business, operations, and prospects. We are an early-stage biotechnology company focused on developing engineered cell lines for the cultivated meat and animal products industry. As with any early-stage company, we face significant challenges, uncertainties, risks, and difficulties frequently encountered by companies in rapidly evolving and technologically complex industries. Our limited operating history makes it difficult to assess our ability to develop commercially viable products, attract and retain customers, respond to competitive pressures, or adapt to changing market conditions.

We have not yet demonstrated that we can successfully commercialize our cell line products, generate meaningful revenue, or achieve profitability. Our prospects must be considered in light of the substantial risks, expenses, and difficulties typically encountered by early-stage companies in the biotechnology sector. If we are unable to address these challenges successfully, our business, financial condition, and operating results will be materially and adversely affected, and you may lose all or part of your investment.

We have developed a business model based on licensing engineered cell lines to companies in the cultivated meat and animal products ecosystem. However, this business model is largely unproven, and we have limited evidence that potential customers will purchase our products at prices and volumes sufficient to support a sustainable business. The market for engineered cell lines in cellular agriculture is nascent, and customer purchasing behaviors, pricing expectations, and adoption timelines are highly uncertain. We may find that our target customers prefer to develop cell lines internally, that our products do not meet their technical requirements, or that they are unwilling to pay prices that allow us to operate profitably.

Additionally, sales cycles in the biotechnology sector are typically long and unpredictable, particularly when selling to early-stage companies that may have limited budgets and lengthy internal evaluation processes. We may invest substantial time and resources in customer pilots and validation programs that do not result in commercial licensing agreements. If we are unable to convert prospects into paying customers, achieve sufficient sales volume, or establish recurring revenue streams, we will not be able to sustain our operations, and your investment may be lost.

The development of engineered cell lines for cultivated meat production involves complex biological and technical challenges. While we have developed certain cell lines and capabilities, our products are still in relatively early stages of development and have not been extensively validated in commercial-scale production environments. We may encounter unforeseen technical difficulties in developing cell lines that meet the performance, stability, scalability, and regulatory requirements of our customers. Cell lines that perform well in laboratory settings may not function as expected when used in large-scale bioprocessing systems or may not produce the desired characteristics in final cultivated meat products.

Additionally, different species, tissue types, and product applications may present unique technical challenges that require substantial additional research and development. Our genomic engineering approaches, including safe harbor targeting and inducible control systems, are sophisticated techniques that may not work consistently across all cell types or may produce unexpected results. If we are unable to overcome technical obstacles, deliver products that meet customer specifications, or maintain the quality and consistency of our cell lines, our reputation will suffer, customers may terminate relationships with us, and our business prospects will be materially harmed.

We will need to raise substantial additional capital beyond this offering to fund our ongoing operations, research and development activities, customer acquisition efforts, intellectual property development, and general corporate purposes. Our future capital requirements will depend on many factors, including the pace of our product development, the cost of expanding our team and laboratory capabilities, the success of our commercialization efforts, and the competitive and regulatory landscape. We cannot assure you that additional financing will be available on favorable terms, or at all, when we need it.

If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce, or eliminate some or all of our development programs and commercialization efforts, which could adversely affect our business prospects. We may also be required to license our technologies or products to third parties on unfavorable terms, sell assets, or cease operations entirely. Any additional equity financing will result in dilution to existing investors, and debt financing, if available, may involve restrictive covenants that limit our

operational flexibility. The inability to secure adequate funding would have a material adverse effect on our business, financial condition, and prospects.

The success of our business depends on consumer acceptance of cultivated meat and other cellular agriculture products. Cultivated meat represents a fundamentally new approach to producing animal protein and other animal-derived materials, and consumer attitudes toward these products are uncertain and still forming. Consumers may have concerns about the safety, taste, texture, nutritional value, or environmental impact of cultivated meat compared to conventional animal products. Cultural, religious, or ethical considerations may also affect consumer willingness to purchase these products.
Public perception can be influenced by media coverage, advocacy groups, competing industries, and early product launches that may not meet consumer expectations. Negative publicity, whether justified or not, could significantly harm the reputation of cultivated meat products and reduce consumer demand. If consumer acceptance develops more slowly than the industry anticipates, or if cultivated meat products fail to achieve meaningful market penetration, the companies that would purchase our cell lines will face limited commercial opportunities, reducing demand for our products and threatening the viability of our business.

Our competitive position depends significantly on our ability to protect our proprietary cell engineering technologies, cell lines, processes, and know-how. We rely on a combination of patents, trade secrets, confidential information, and other intellectual property rights to protect our innovations. However, the patent application process is expensive, time-consuming, and uncertain, and we cannot guarantee that any patent applications we file will result in issued patents, or that any patents we obtain will provide meaningful protection against competitors. Our intellectual property may also be challenged, invalidated, or circumvented by others.
Additionally, the biotechnology field is highly competitive and rapidly evolving, and other companies or research institutions may independently develop similar technologies or cell lines that do not infringe our intellectual property rights. We may also face claims that our technologies infringe on the intellectual property rights of third parties, which could result in costly litigation, licensing obligations, or restrictions on our ability to use certain technologies. Trade secrets and confidential information can be difficult to protect, particularly as employees or collaborators move between organizations. If we are unable to adequately protect our intellectual property, or if we become involved in costly intellectual property disputes, our competitive position and business prospects will be materially harmed.

Our operations involve the handling of proprietary cell lines, genetic information, customer data, and other confidential information that is critical to our business and our customers' businesses. We rely on information technology systems to manage our research data, customer relationships, and business operations. Cybersecurity threats, including hacking, malware, ransomware, phishing attacks, and other security breaches, pose significant risks to the confidentiality, integrity, and availability of our data and systems. As a small company with limited resources, we may not have the same level of cybersecurity infrastructure and expertise as larger organizations, making us potentially more vulnerable to attacks.
A security breach could result in unauthorized access to or disclosure of sensitive biological data, trade secrets, or customer information, which could harm our competitive position, damage customer relationships, and expose us to liability. We could also experience operational disruptions if our systems are compromised or if we need to take systems offline to address security incidents. Recovering from a cybersecurity incident could be costly and time-consuming, and any resulting loss of confidence in our ability to protect sensitive information could make it difficult to attract or retain customers. While we intend to implement reasonable security measures, no system is completely secure, and we cannot guarantee that we will be able to prevent all security incidents.

The Company will need to raise additional capital in the future to fund its operations and growth. Any future issuances of equity securities, whether through priced equity rounds, convertible notes, SAFEs, or other instruments, will dilute your ownership percentage in the Company. While your SAFE includes a valuation cap and discount that provide some protection against dilution, these features do not prevent dilution entirely, and you may experience significant dilution from future financing rounds, particularly if the Company raises capital at valuations below the valuation cap or issues securities with preferential rights.
As a holder of a SAFE and, if it converts, as a minority stockholder, you will have little or no ability to influence the Company's decisions regarding future financings, business strategy, operations, or other matters that could affect the value of your investment. The Company's management and any future investors with significant ownership stakes or preferential rights will control these decisions. The Company may make decisions that you disagree with or that negatively impact the value of your investment, and you will have no recourse to prevent or challenge such decisions. You should be aware that your investment is passive in nature and that you are relying entirely on the Company's management to operate the business and create value for investors.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Livestock Labs expects to use proceeds approximately as follows: 61% Personnel, Salaries and Benefits; 14.4% Research Supplies and Scientific Services; 10.4% Laboratory Rent; 7.9% Wefunder fee; and 6.3% General Operating Expenses, including Legal, IP, Accounting and Insurance. Management intends to allocate proceeds as described but may adjust priorities based on technical progress, customer opportunities, and market conditions.

If we raise: **$750,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Livestock Labs expects to use proceeds approximately as follows: 51.3% Personnel, Salaries and Benefits; 14.6% Laboratory Equipment; 12.2% Research Supplies, Scientific Services and Technology Access; 8.8% Laboratory Rent; 7.9% Wefunder fee; and 5.2% General Operating Expenses, including Legal, IP, Accounting and Insurance. Management expects to allocate proceeds as described but may adjust among categories based on technical milestones, partner demand, and evolving commercial priorities. Raising our maximum would enable us to hire additional scientists to develop critical cell-line traits faster, shortening the path from R&D to commercial licensing.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering

deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

i. the total value of the Investor's investment, divided by
    a. the price of **Preferred Stock** issued to new Investors multiplied by
    b. the **discount rate** (85%), or
ii. if the valuation for the company is more than **$10,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
    a. the Valuation Cap divided by
    b. the total amount of the Company's capitalization at that time.
iii. For investors up to the first **$100,000.00** of the securities, investors will receive a valuation cap of **$7,500,000.00** and a discount rate of 85%. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock,** Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
ii. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
iii. Senior to payments for Common Stock.

VIP Bonus

Livestock Labs will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class A Common Stock	15000000	0	☑
Class B Common Stock	6800000	6800000	☑
Series FF Preferred Stock	1200000	1200000	☑

Class of Security	Total Pool
Warrants	1
Options	2000000

Describe any other rights:

Class A Common Stock: One vote per share. Dividends when declared by the Board, subject to Preferred Stock rights. Class B Common Stock: Ten votes per share. Votes together with Class A as a single class. Dividends when declared. Series FF Preferred Stock: Votes with the Common Stock on an as-converted basis. Converts 1-for-1 into Class A Common Stock at the holder's discretion or automatically upon a Qualified IPO. Series FF shares purchased by an investor in connection with an equity financing of at least $3 million in newly created preferred stock, at the same price per share as that preferred stock, automatically convert into the new preferred series at the conversion ratio specified in the Certificate of Incorporation. Has a liquidation preference of $0.00003 per share, plus declared but unpaid dividends. Non-cumulative dividends are paid pari passu with Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Subject to applicable law and required corporate approvals, the Company may agree to repurchase shares from existing shareholders. Such repurchases could reduce the funds available for the Company's operations and adversely affect investors.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage

interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
—	Regulation Crowdfunding	SAFE	$11,000	General operations
1/2024	Regulation D	SAFE	$10,000	General operations
1/2024	Regulation D	other	$240	General operations
2/2024	Regulation D	SAFE	$50,000	General operations
10/2024	Regulation D	SAFE	$5,000	General operations
6/2025	Regulation D	SAFE	$10,000	General operations
10/2025	Regulation D	SAFE	$590,500	General operations

Additional notes regarding exempt offerings:

The Company received investment from ProVeg Incubator on August 23, 2023. The investment consisted of $25,000 in cash and $75,000 in-kind investment, for a total investment of $100,000.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Steen Ooi
Amount Invested: $140.01
Transaction type: Other
Issue date: 1/18/2024
Relationship: Co-Founder and CEO

Name: Andrew Sayles
Amount Invested: $100.00
Transaction type: Other
Issue date: 1/18/2024
Relationship: Co-Founder and COO

Name: Edgar C. Sayles Jr.
Amount Invested: $10,000.00
Transaction type: Safe
Issue date: 1/11/2024
Relationship: Edgar: Father of Andrew Sayles

Name: Fourth Chapter Holdings LLC
Amount Invested: $50,000.00
Transaction type: Safe
Issue date: 2/7/2024
Relationship: Fourth Chapter: Entity controlled by Daniel Lansman, uncle of Andrew Sayles

Name: Fourth Chapter Holdings LLC
Amount Invested: $10,000.00
Transaction type: Safe

Issue date: 6/3/2025
Relationship: Fourth Chapter: Entity controlled by Daniel Lansman, uncle of Andrew Sayles

Name: Candace Elizabeth Sayles Brad Living Trust
Amount Invested: $5,000.00
Transaction type: Safe
Issue date: 10/18/2024
Relationship: Candace trust: Trust associated with Candace E. Sayles and Louis A. Brad, aunt and uncle of Andrew Sayles

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ⓘ

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Early-stage biotechnology R&D company focused on developing biological infrastructure for next-generation animal products; creates, owns, and licenses precision-engineered livestock cell lines for cultivated meat producers and biotech developers.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of September 18, 2026, we had cash and cash equivalents of approximately $119,165.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $289,039 and our current and non-current liabilities, as reflected in available financial statement fields, were $826,238.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $163,802.

Based on our current operations, we have a monthly net cash burn of approximately $16,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

Continued investment in R&D, cell-line development, validation, and commercialization while we build recurring licensing revenue.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $765,500, excluding Founder stock purchases of $240.01.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

As an early-stage biotech company beginning commercialization, our financial performance depends on the timing of R&D milestones, customer validation and licensing, and our ability to raise additional capital. These are typical uncertainties for a company at our stage.

Continued investment in R&D, cell-line development, validation, and commercialization while we build recurring licensing revenue.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to accelerate the expansion and commercialization of our cell engineering platform. The capital would allow us to advance multiple programs in parallel across additional species, tissue types, and commercially valuable traits. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Andrew Sayles, certify that:

(1) the financial statements of Livestock Laboratories & Biosciences Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Livestock Laboratories & Biosciences Inc. included in this Form reflects accurately the information reported on the tax return for Livestock Laboratories & Biosciences Inc. filed for the most recently completed fiscal year.

Andrew Sayles

Andrew Sayles
Chief Operating Officer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.livestock-labs.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Sayles
- Steen Ooi

Appendix E: Supporting Documents

- Series Appendix — Livestock Labs I
- Series Appendix — Livestock Labs I (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would

offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Andrew Sayles
- Steen Ooi

Appendix E: Supporting Documents
- Series Appendix — Livestock Labs I
- Series Appendix — Livestock Labs I (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Livestock Laboratories & Biosciences Inc.

By

Andrew Sayles

Co-Founder and Chief Operating Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Steen Ooi

CEO
10/9/2026

Andrew Sayles

Co-Founder and Chief Operating Officer
10/9/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.